DD 12/5/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68772

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/12** (mm/dd/yy) AND ENDING **9/30/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stockpile Investments, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Brand Blvd., Suite 1760
(No. and Street)

Glendale (City) **California** (State) **91203** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade **(415) 225-0488**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 12/27/13
JP 12/26

OATH OR AFFIRMATION

I, **Stephen Kinkade**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stockpile Investments, Inc.**, as of **September 30, 2013**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF November 2013
BY Stephen Roy Kinkade
Tom Royall
NOTARY PUBLIC

Notary Public

Signature

CFO
Title

TOM ROYALL
Commission # 2027585
Notary Public - California
Marin County
My Comm. Expires Jul 4, 2017

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stockpile Investments, Inc.
(A Development Stage Company)
(SEC ID No. 8-68772)

Annual Audit Report

September 30, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Stockpile Investments, Inc.
(A Development Stage Company)
(SEC ID No. 8-68772)

Annual Audit Report

September 30, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Stockpile Investments, Inc.
(A Development Stage Company)

September 30, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Stockpile Investments, Inc.
Palo Alto, CA

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. (a development stage company) (the "Company") as of September 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matters
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statement, the Company has incurred recurring losses during the development stage and is dependent on Stockpile, Inc. (the "Parent") to fund its development. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst Wintter + Associates

November 21, 2013

Stockpile Investments, Inc.
(A Development Stage Company)

Statement of Financial Condition

September 30, 2013

Assets		
Cash and cash equivalents	$	118,692
Deposit with clearing organization		125,000
Prepaid expenses and other assets		63,588
Software and equipment		139,297
Total Assets	$	446,577
Liabilities and Stockholder's Equity		
Accounts payable	$	15,829
Accrued compensation		22,875
Taxes payable		800
Total Liabilities		39,504
Stockholder's Equity		
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)		1
Additional paid in capital		1,175,999
Deficit accumulated during the development stage		(768,927)
Total Stockholder's Equity		407,073
Total Liabilities and Stockholder's Equity	$	446,577

See independent auditor's report and accompanying notes.

Stockpile Investments, Inc.
(A Development Stage Company)

Notes to the Financial Statements

September 30, 2013

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

Following its launch, the Company will facilitate the redemption of gift cards purchased through its Parent's website for the purchase of equity securities on behalf of gift card recipients, as well as the self-directed purchase of equity securities.

The Company will conduct business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its development as the Company has not yet begun operations or generated revenue. The Parent intends to raise additional equity and debt financing until positive cash flows are generated.

The Parent is not contractually obligated to continue to provide support. Furthermore, there can be no assurance that the Parent will be successful in securing additional debt financing or raising additional equity. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Development Stage Operations
Operations since Inception are primarily devoted to the design and building of the broker-dealer operations and administrative functions. No gift cards have been sold nor redeemed from Inception through September 30, 2013, and no revenues have been earned.

Deposit with Clearing Organization
Deposit with clearing organization consists of cash held by the Company's clearing broker. At September 30, 2013, $125,000 was held in a separate account as a requirement pursuant to the execution of the agreement with Apex Clearing Corporation ("Apex"). Under the agreement, the Company is required to maintain a minimum net capital of $250,000 and will be required to increase its deposit with Apex by $125,000 upon executing and clearing its first trade.

3. Significant Accounting Policies Continued

Software and Equipment

Software and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Software has not been placed in service so amortization for the period is zero. Depreciation expense for office and computer equipment for the period is zero as they were placed in service close to year-end and would be immaterial. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

Revenue Recognition

The Company earns its revenue from commissions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consists of the following at September 30, 2013:

Software	$	133,784
Office equipment		2,000
Computer equipment		3,513
Total	$	139,297

5. Lease Commitments

The Company entered into a sublease for office space in Glendale, California. The sublease began in June 2013 and has a 46 month term which expires March 31, 2017. In accordance with the sublease agreement, the Company has paid a security deposit of $55,172. The future minimum annual lease payments for each fiscal year are as follows:

2014	$	101,991
2015		105,052
2016		108,204
2017		55,173
Total	$	370,420

Rent expense was $35,436 from Inception to year-ended September 30, 2013.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At September 30, 2013, the Company's net capital was $204,188, which exceeded the requirement by $104,188. At September 30, 2013 the percentage of aggregate indebtedness to net capital was 19.34%.

7. Income Taxes

The income tax expense (benefit) for the period from Inception to September 30, 2013 consists of:

Current:		
Federal	$	-
State		1,600
Total current	$	1,600
Deferred:		
Federal	$	-
State		-
Total deferred		-
Income tax provision	$	1,600

Significant components of the Company's deferred tax balances as of September 30, 2013 are as follows:

Deferred income tax assets:		
Net operating loss carryforward	$	153,113
Organization costs		19,658
Total deferred income tax assets		172,771
Valuation allowance		(172,771)
Net deferred income tax assets	$	-

7. **Income Taxes Continued**

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At September 30, 2013, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, the valuation allowance is $172,771.

At September 30, 2013, the Company's Federal net operating loss carryforward was $680,612 and the Company's California net operating loss carryforward was $679,012. Both begin to expire in tax year 2030.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is currently subject to federal or California tax examinations by tax authorities for all years since Inception.

8. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. **Subsequent Events**

The Company has evaluated subsequent events through November 21, 2013, the date which the financial statements were available to be issued.